[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 18, 2016

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes

Re:	Patheon N.V.
Amendment No. 5 to the
Registration Statement on Form S-1
File No. 333-204789

Dear Ms. Hayes:

Set forth below is the response of Patheon N.V., a Dutch limited liability company (naamloze vennootschap) (the “Company”), to the comments provided orally by the staff (the “Staff”) of the Securities and Exchange Commission on July 15th, 2016, in connection with Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-204789), which the Company filed on July 11th, 2016 (the “Registration Statement”).

For your convenience, the Company’s response is preceded by a reproduction of the Staff’s comments as provided orally. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Note 11. Members’ Deficit

Long-term incentive plans and stock-based compensation

Management Equity Incentive Plan (MEIP), F-83 - F-84

1.	The Staff requested that the Company provide a supplemental response to Comment No. 1 of the Staff’s Comment Letter, dated July 12th, 2016, to address the following additional comments:

•	Please clarify whether the quarters specified in the equity fair value table relate to calendar quarters or the Company’s fiscal year.

•	Please clarify what is represented by the $0.6 billion of cash and in-kind distributions referenced in the first sentence of the paragraph following the equity fair value table, including an explanation of why the value of such distributions is aggregated with the $2.4 billion of value attributed to existing investors in the determination of the $3.0 billion of total value distributable within the Partnership.

•	Please clarify and quantify what is meant by the “modest” difference referred to in the third sentence of the paragraph following the equity fair value table.

Response:

Please clarify whether the quarters specified in the equity fair value table relate to calendar quarters or the Company’s fiscal year.

The quarters in the equity value table, reproduced and updated below, refer to the Company’s fiscal year. The Tranche 5 grant date has been updated as grants of Tranche 5 units occurred in the 4th fiscal quarter of 2015 and the 1st fiscal quarter of 2016; the fair value estimate of the Class A Units had remained constant in these two fiscal quarters, which allowed the grants to be issued at the same Tranche 5 benchmark amount.

Tranche	Grant Date (Fiscal Quarter)	Fair Value Estimate of Class A Units
1	Q3 2014	$1.7 billion
2	Q4 2014	$2.0 billion
3	Q1 2015	$2.4 billion
4	Q3 2015	$2.9 billion
5	Q4 2015/Q1 2016	$3.0 billion

Please clarify what is represented by the $0.6 billion of cash and in-kind distributions referenced in the first sentence of the paragraph following the equity fair value table, including an explanation of why the value of such distributions is aggregated with the $2.4 billion of value attributed to existing investors in the determination of the $3.0 billion of total value distributable within the Partnership.

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For purposes of allocating value among limited partners and holders of MEIP Units in the Partnership, distributions are made in accordance with the Partnership’s defined distribution waterfall. Accordingly, when allocating the value of Patheon N.V. ordinary shares among the limited partners and holders of MEIP Units, the Company must include the value of distributions received by the limited partners prior to the offering to measure the total return on investment to limited partners and whether the applicable return on invested capital thresholds have been achieved. The $0.6 billion represents value realized by limited partners of the Partnership prior to the offering. Distributions made prior to the offering include cash distributions from the net proceeds of the Senior PIK Toggle Notes and in-kind distributions of interests associated with the spin-off of Banner Life Sciences, in each case, as disclosed in the Registration Statement. The result is approximately $0.6 billion of realized value + $2.4 billion of value from Patheon N.V. ordinary shares held by the Partnership = $3.0 billion of aggregate value that is allocable to the limited partners and MEIP Unit holders. As noted in footnote 1 of the Company’s response letter dated July 12, 2016, the benchmark amounts for each tranche of the MEIP Units, as reproduced in the table above, represent the aggregate value allocable to limited partners in respect of their original invested capital at the time such unit was issued. At the midpoint of the offering price range ($20.50), holders of MEIP Units would be entitled to receive approximately $124 million of value, in the aggregate, which results in the value distributable to Class A Units (invested capital) falling below the Tranche 4 benchmark amount of $2.9 billion.

Please clarify and quantify what is meant by the “modest” difference referred to in the third sentence of the paragraph following the equity fair value table.

The modest difference reflects the comparison of the approximately $2.84 billion allocable to Class A Limited Partners of the Partnership at the midpoint of the offering price range, which includes approximately $0.6 billion of value realized prior to the offering as described above, to the respective benchmark amounts as noted in the table above. The Company believes that the $2.84 billion represents a modestly lower value than the Tranche 4 and Tranche 5 benchmark amounts, which are approximately $2.90 billion and $2.97 billion, respectively. As a result of these differences, at the midpoint of the offering price range, the value allocable to limited partners in respect of their invested capital would be below the respective benchmark amounts for the Tranche 4 and Tranche 5 units.

2.	The Staff requested that the Company make the following revisions to Note 11 beginning on page F-83 of the Registration Statement under the heading “Management Equity Incentive Plan (MEIP)”:

•	Please revise the disclosure to clarify, explain and distinguish the market and performance conditions relating to the MEIP Units.

•	Please specifically disclose that the Class B units are subject to two separate conditions and specify each of the conditions the Class C, Class D and Class E Units are subject to.

•	Please revise the final paragraph on F-84 to clarify how the $30.7 million of total unrecognized fair value of the MEIP Units is derived and how it relates to, and is separate from, the $13.8 million of total unrecognized compensation cost associated with the non-vested Class B Units with a service condition. Please revise the last sentence of that paragraph to delete the reference to “service” in the parenthetical or explain why such reference is appropriate.

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The Staff also requested that the Company make corresponding changes to its interim financial statements.

Response:

Awards under the Partnership’s Management Equity Incentive Plan (“MEIP”) are intended to allow employees of the Company to participate in the gain on the investment made by JLL and DSM in the Partnership once certain specified distribution thresholds have been achieved and/or an “exit event” has occurred. The Company respectfully refers the Staff to the section entitled “JLL/Delta Patheon Holdings, L.P. 2014 Management Equity Incentive Plan” beginning on page 118 of the Registration Statement for a summary of the terms of the MEIP referred to in the discussion below.

The following provides additional detail in respect of the service, market and performance conditions relating to the MEIP awards:

•	The Class B units issued to management have two vesting components:

▪	Award Type No. 1: 28.57% of the Class B Units granted will vest if the holder is employed (i.e. a service condition) upon the occurrence of an exit event, which is the earlier of a change in control or an initial public offering (i.e. a performance condition), provided certain ownership or distribution thresholds are achieved (i.e. a market condition).

▪	Award Type No. 2: The remaining 71.43% of the Class B Units granted vest over a four year service period. The fair value of this component of the Class B Units, which includes only a service condition, has been recognized as compensation expense over the applicable vesting period in the Company’s consolidated statements of operations.

•	Class C, Class D, and Class E Units: These awards require that the employee be employed when distributions are made to the investors equal to the return on invested capital threshold outlined in the table on page 118 of the Registration Statement. Accordingly, the Class C, Class D, and Class E units include a market condition (i.e. a specified return on capital), a performance condition (i.e. distribution being paid to the investors in excess of the return of invested capital thresholds), and a service condition (i.e. the participant must be employed when the respective return of invested capital thresholds are satisfied). The Company has not recognized any compensation expense for grants of the Class C Units, Class D Units and Class E Units as it is currently not probable that the specified performance conditions will be met.

In response to the Staff’s request for the Company to specifically disclose that the Class B units are subject to two separate conditions and to also specifically address the vesting conditions that the Class C, Class D and Class E Units are subject to, the Company will revise the footnote disclosure in the Registration Statement as indicated below. The Company will also make conforming changes to its interim financial statements as appropriate.

Footnote 11- Annual Financial Statements in the Form S-1

Management Equity Incentive Plan (MEIP)

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The Partnership adopted the Management Equity Incentive Plan, or the MEIP, with an effective date of March 11, 2014. The purpose of the Plan is to provide eligible participants with an opportunity to receive grants of profits interests of the Partnership designated as management units. The award of management units pursuant to this Plan is intended to compensate employees of the Partnership and its subsidiaries. The participants in the Plan, as a group, are eligible to participate in the gain on the initial investment made by JLL and DSM in DPx once certain specified distribution thresholds have been achieved.

The aggregate number, class and tranche of management units (the “Units”), that may be issued or transferred under this Plan is determined from time to time by the Board of Directors, (the “Partnership Board”) of JLL/Delta Patheon G.P. Ltd., the general partner of the Partnership, subject to the conditions and limitations set forth in the Partnership’s partnership agreement. The Partnership may grant awards to eligible participants, upon such terms and conditions as the Board of the general partner shall determine, and as set forth by the Board in an award agreement.

Activity relating to the MEIP Units granted and forfeited during fiscal 2015 is as follows:

	Class B	Class C	Class D	Class E	Totals	Weighted average fair value
Outstanding as of October 31, 2014	51,800	7,400	7,400	7,400	74,000	$672.18
Granted	13,300	1,900	1,900	1,900	19,000	$731.10
Forfeited	(575)	(100)	(100)	(100)	(875)	$669.82
Outstanding as of October 31, 2015	64,525	9,200	9,200	9,200	92,125	$684.36

The Company uses a Monte Carlo simulation model under the option pricing method to value the Units. This model incorporates various assumptions including equity value, volatility, time to liquidity, risk-free rates and expected dividends.

The fair value of the Units for purposes of determining compensation expense was estimated on the grant date using the following weighted average assumptions:

	2015	2014
Expected time to liquidity (in years)	5.5	6.0
Estimated equity volatility	49%	50%
Risk free rate	1.68%	1.93%
Dividend rate	—%	—%

The Company estimated the expected time to a liquidity event, as defined below, for the Units and estimated the volatility based upon the volatility observed for certain guideline companies and considering the Partnership’s expected financial leverage. The interpolated yield on treasury notes with maturities closest to the expected time to the liquidity event, as defined, was used (adjusted for continuous compounding). The Company does not intend to pay dividends in the foreseeable future and, accordingly, used a dividend rate of zero in the Monte Carlo simulation model.

71.4% of the Class B units only have a service-based component for vesting. Accordingly, the Company recorded $13.8 million and $4.7 million of compensation expense in fiscal 2015 and 2014, respectively, related to the service-based portion of these Class B units, which is being amortized over the four year vesting period using the accelerated attribution method. The remaining ~~units vest upon the achievement of a specified return on investment received by JLL or an Exit Event~~Class B units have certain service, performance and market conditions related to vesting. Specifically, the remaining Class B units will vest if the holder is employed upon the occurrence of an Exit Event, which is the earlier of a change in control, as defined in the MEIP, or an initial public offering, provided certain ownership or distribution thresholds are achieved. Each of the Class C, Class D, and Class E units have a performance and service condition related to vesting (i.e. JLL Holdco must have received distributions in the aggregate equal to the Return on Invested Capital Thresholds of 2.0x, 2.5x and 3.0x, respectively, and the employee is required to be employed at the time such aggregate distributions have satisfied such thresholds) and a market condition (i.e. a specified return on capital). ~~As such, n~~No expense has been recognized for the ~~other units~~ remaining Class B units, Class C units, Class D units, and Class E units as of October 31, 2015 as the achievement of the distribution thresholds and Exit Event is deemed to not be probable until the occurrence of the Exit Event since the Company currently does not intend to pay dividends or make any distributions to its shareholders.

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An Exit Event is defined as the earlier of: (a) a change of control, and (b) in connection with or following an Initial Public Offering (“IPO”), the sale or disposition by JLL Holdco or any of its affiliates of equity securities such that, immediately following such sale or disposition, either (i) JLL Holdco and its affiliates own less than 20.0% of the outstanding equity securities of the Partnership or the Partnership offeror, calculated on a fully-diluted basis, or (ii) JLL Holdco and its affiliates have received, in the aggregate, distributions in respect of such sale or disposition (together with any sale or disposition occurring prior thereto) equal to or in excess of 250.0% of the initial capital contributions and any additional capital contributions made by JLL Holdco and its affiliates for all equity securities of the Partnership or the Partnership offeror held by JLL Holdco and its affiliates prior to such sale or disposition.

As of October 31, 2015, the total unrecognized compensation cost related to the non-vested Class B units with a service condition is $13.8 million, which is expected to be recognized through fiscal 2019, (weighted-average remaining vesting period of 2.0 years). The total unrecognized fair value of the remaining Class B ~~(service/performance/market-based),~~ units and all of the Class C, Class D, and Class E units (which have service, performance and market based conditions as described above) is $30.7 million.

Furthermore, because continued employment is required for the vesting of the remaining Class B, C, D and E Units as described above, the Company has made only clarifying changes to the final paragraph on page F-84 of the Registration Statement and does not believe any further changes are appropriate.

Note 2. Summary of Significant Accounting Policies

Stock-based compensation

Management Equity Incentive Plan, F-50

3.	The Staff requested that the Company revise its disclosure in the last sentence of the first paragraph of page F-50 of the Registration Statement to include that the Company has not recognized any compensation expense for grants of profits interests that contain a market condition or explain why the Company believes that such revisions are not appropriate.

Response:

Awards granted under the MEIP contain service, performance, and market conditions because the holders are required to be employed when minimum specific distributions, in the aggregate, have been made to JLL and DSM that are in excess of a specified return. The Company applied the authoritative guidance in ASC 718, when evaluating the appropriate timing to recognize compensation expense. Pursuant to ASC 718-10-25-20, “accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition — compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.” Unlike service and performance conditions, the probability of satisfying a market condition must be considered in the estimate of grant-date fair value. The fair value of the award is recognized over the requisite service period if it is probable the performance condition will be met. If it is not probable that the performance condition will be met, no compensation expense would be recognized. Accordingly, the footnote disclosure in the last sentence of the first paragraph on page F-50 only references the performance condition as it relates to the recognition of compensation expense.

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Exhibit 5.1

4.	The Staff orally conveyed that it is reissuing the two comments below from the Staff’s Comment Letter, dated July 12th, 2016:

•	Please have counsel revise its opinion to remove the assumptions set forth in paragraphs 4.2 and 4.3 or explain to us why you believe they are appropriate. For guidance, please refer to section II.B.3.a of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

•	Please have counsel revise its opinion to remove the limitations on reliance set forth in paragraph 6.2 or explain why you believe these limitations are appropriate.

Response:

In response to the Staff’s comments the Company has attached proposed revisions to the Exhibit 5.1 opinion as Annex A to this letter. Such revisions include (i) the removal of the assumptions in paragraphs 4.2 and 4.3, other than such assumptions that the Company and Dutch counsel believe are appropriate and in accordance with Staff Legal Bulletin No. 19, and (ii) revisions to paragraph 6.2 to address the Staff’s comment.

Dutch counsel has advised the Company that paragraph 6.2 is not intended to limit reliance by investors and that it believes that such language is in accordance with Staff Legal Bulletin No. 19 and consistent with other Dutch law opinions filed in similar offerings.

*            *            *

Please do not hesitate to contact the undersigned at (212) 735-3416 with any questions or comments regarding this letter.

Sincerely,

/s/ Andrea Nicolas

Andrea Nicolas

cc:	Eric Sherbet, General Counsel and Secretary, Patheon N.V. Deanna Kirkpatrick, Davis Polk & Wardwell LLP Shane Tintle, Davis Polk & Wardwell LLP

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ANNEX A

Proposed Revisions to Exhibit 5.1 Opinion

Dear Sir/Madam,

Registration with the US Securities and Exchange Commission of ordinary shares in the capital of the Issuer

1	Introduction

I act as Dutch legal adviser (advocaat) to the Issuer in connection with the Registration.

Certain terms used in this opinion are defined in Annex 1 (Definitions).

2	Dutch Law

This opinion is limited to Dutch law in effect on the date of this opinion. It (including all terms used in it) is to be construed in accordance with Dutch law.

3	Scope of Inquiry

I have examined, and relied upon the accuracy of the factual statements in, the following documents:

3.1	A copy of the Registration Statement.

3.2	A copy of:

(a)	the Issuer's deed of incorporation and the Deed of Conversion including the Issuer's articles of association as provided by the Chamber of Commerce (Kamer van Koophandel);

(b)	the Board Rules;

(c)	the Auditor's Report; and

(d)	the Trade Register Extract.

3.3	A draft of:

(a)	~~e~~Each Post-Pricing Deed of Amendment; and

(b)	each Post-Pricing Deed of Issue.

3.4	A copy or (if so set out in Annex 1 (Definitions)) draft of each Corporate Resolution.

3.5	A copy of the Board Certificate.

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In addition, I have examined such documents, and performed such other investigations, as I considered necessary for the purpose of this opinion. My examination has been limited to the text of the documents.

4	Assumptions

I have made the following assumptions:

4.1

(a)	Each copy document conforms to the original and each original is genuine and complete.

(b)	Each signature is the genuine signature of the individual concerned.

(c)	The Registration Statement has been or will have been filed with the SEC in the form referred to in this opinion.

4.2	Each Pricing Corporate Resolution ~~has been or~~ will have been duly adopted in the form referred to in this opinion and ~~then~~ will remain in force without modification.

4.3

(a)	Each Post-Pricing Deed of Amendment will have been validly passed in the form referred to in this opinion.

(b)

(i)	Each Post-Pricing Deed of Issue will have been validly entered into by all parties in the form referred to in this opinion.

(ii)	The Primary Shares will have been validly accepted by their subscribers.

~~(i) At the time when the Deed of Conversion was passed, the Issuer's equity (eigen vermogen) was at least equal to the nominal value of the Conversion Secondary Shares.~~

(iii)	~~(ii)~~ The nominal amount of ~~(A) the Non-Conversion Secondary Shares and (B)~~ the Primary Shares, and any agreed share premium will have been validly paid.

5	Opinion

Based on the documents and investigations referred to and assumptions made in paragraphs 3 and 4, I am of the following opinion:

5.1	Following amendment of the Issuer's articles of association pursuant to the Post-Pricing Deeds of Amendment:

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(a)	the Secondary Shares will have been validly issued and will be fully paid and nonassessable[1]; and

(b)	when issued and sold to their subscribers, the Primary Shares will have been validly issued and will be fully paid and nonassessable.

6	Reliance

6.1	This opinion is an exhibit to the Registration Statement and may be relied upon for the purpose of the Registration. It may not be supplied, and its contents or existence may not be disclosed, to any person other than as an Exhibit to (and therefore together with) the Registration Statement and may not be relied upon for any purpose other than the Registration.

6.2	Each person relying on this opinion agrees, in so relying, that only De Brauw shall have any liability in connection with this opinion, that the agreement in this paragraph 6.2 and all liability and other matters relating to this opinion shall be governed exclusively by Dutch law ~~and that the Dutch courts shall have exclusive jurisdiction to settle any dispute relating to this opinion~~.

6.3	The Issuer may:

(a)	file this opinion as an exhibit to the Registration Statement; and

(b)	refer to De Brauw giving this opinion in:

(i)	the Exhibit Index in the Registration Statement; and

(ii)	under the heading "Legal Matters" in the prospectus included in the Registration Statement.

The previous sentence is no admittance from me (or De Brauw) that I am (or De Brauw is) in the category of persons whose consent for the filing and reference as set out in that sentence is required under Section 7 of the Securities Act or any rules or regulations of the SEC promulgated under it.

Yours faithfully, De Brauw Blackstone Westbroek N.V.

Jan Marten van Dijk

1 In this opinion, "nonassessable" – which term has no equivalent in Dutch – means, in relation to a share, that the issuer of the share has no right to require the holder of the share to pay to the issuer any amount (in addition to the amount required for the share to be fully paid) solely as a result of his shareholdership.

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Annex 1 – Definitions2

In this opinion:

"Auditor's Report" means the auditor's report in respect of the Issuer's equity (eigen vermogen) as referred to in section 2:72(2)(a) BW from Ernst & Young Accountants LLP and dated 1 June 2016.

"Board Certificate" means the certificate dated the date of this opinion attached to this opinion as Annex 2.

"Board Rules" means the rules governing the ~~board of directors of the~~ Issuer's board of directors (bestuur) dated 3 June 2016.

"Conversion Secondary Shares" means the 200,000 Ordinary Shares, numbered 1 to 200,000 (inclusive), issued pursuant to the Deed of Conversion.

"Corporate Resolution" means each Pre-IPO Corporate Resolution and each Pricing Corporate Resolution.

"De Brauw" means De Brauw Blackstone Westbroek N.V.

"Deed of Conversion" means the Issuer's deed of conversion into a limited liability company.

"Dutch law" means the law directly applicable in the Netherlands.

"Issuer" means Patheon N.V., with seat in Amsterdam.

"Non-Conversion Secondary Shares" is defined in the definition of "Corporate Resolution".

"Offer" means the offer by the Issuer and the Selling Stockholder of the Registration Shares.

"Ordinary Shares" means ordinary shares (gewone aandelen), nominal value EUR 0.24 each or, after the amendment of the Issuer's articles of association pursuant to the relevant Post-Pricing Deed of Amendment, EUR 0.01 each, in the Issuer's capital.

"Pre-IPO Corporate Resolution" means each of:

~~Pre-launch~~

(a)	the resolutions of the Issuer's ~~management~~ board of directors set out in the minutes of its meeting held on 3 June 2016, including resolutions to:

2 For purposes of this draft, single underline indicates moved text and double underline indicates new text.

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(i)	appoint an informal pricing committee (the "Pricing Committee") to advise on the Offer; and

(ii)	publish the Registration Statement;

(b)	the resolutions of the Issuer's general meeting set out in the minutes of its meeting held on 3 June 2016, including resolutions to approve the board resolution referred to in paragraph (a) above;

"Pricing Corporate Resolution" means each of:

(a)	a written advice of the Pricing Committee (draft dated 30 June 2016)~~, including advice:~~

~~(i)~~  and ~~to proceed with the Offer; and~~

~~(ii) to determine the number and issue price for the Primary Shares;~~

~~(d)~~ a written resolution of the Issuer's board of directors (draft dated 30 June 2016), including advice and resolutions to:

(i)	to proceed with the Offer ~~in accordance with the advice of the Pricing Committee~~; and

(ii)	~~propose~~to determine the number and issue price for the Primary Shares; ~~and~~

(b)	~~(e)~~ a written resolution of the Issuer's stated only shareholders DSM Newco B.V. and Patheon Holdco Coöperatief U.A. (draft dated 8 July 2016), including resolutions to:

(i)	issue Ordinary Shares to DSM Newco B.V. and to Patheon Holdco Coöperatief U.A. (the "Non-Conversion Secondary Shares"); and

(ii)	issue Ordinary Shares to Cede&Co as nominee for the Depositary Trust Company (the "Primary Shares"),

and exclude all pre-emption rights (voorkeursrechten) in respect of that issues.

"Post-Pricing Deed of Amendment" means each of:

(a)	the deed of amendment of the Issuer's articles of association (draft dated ~~7~~8 July 2016) providing for ~~(a) an increase of the nominal value of the Ordinary Shares, and (b)~~ a conversion and split of the Ordinary Shares, following which the nominal value of the Ordinary Shares is reduced to EUR 0.01; and

(b)	the deed of amendment of the Issuer's articles of association (draft dated ~~7~~8 July 2016) providing for certain amendments to the articles of association that are of limited relevant for the purpose of this opinion.

~~"Deed of Conversion" means the Issuer's deed of conversion into a limited liability company.~~

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"Post-Pricing Deed of Issue" means each of ~~the IPO Deed of Issue and the Pre-IPO Deed of Issue.~~:

~~"Dutch law" means the law directly applicable in the Netherlands.~~

~~"IPO Deed of Issue" means the deed of issue by the Issuer (draft dated 19 May 2016) providing for the issue of the Primary Shares.~~

~~"Issuer" means Patheon N.V., with seat in Amsterdam.~~

~~"Offer" means the offer by the Issuer and the Selling Stockholder of the Registration Shares.~~

~~"Ordinary Shares" means ordinary shares (gewone aandelen), nominal value EUR 0.24 each or, after the amendment of the Issuer's articles of association pursuant to the relevant Deed of Amendment, EUR 0.01 each, in the Issuer's capital.~~

(a)	~~"Pre-IPO Deed of Issue" means~~ the deed of issue between the Issuer and DSM Newco B.V. and Patheon Holdco Coöperatief U.A. (draft dated 8 June 2016) providing for the issue of Non-Conversion Secondary Shares~~.~~; and

~~"Non-Conversion Secondary Shares" is defined in the definition of "Corporate Resolution".~~

(b)	the deed of issue by the Issuer (draft dated 19 May 2016) providing for the issue of the Primary Shares.

"Primary Shares" is defined in the definition of "Corporate Resolution".

"Registration" means the registration of the Registration Shares with the SEC under the Securities Act.

"Registration Shares" means the Secondary Shares and the Primary Shares.

"Registration Statement" means the registration statement on form S-1 (Registration No. 333-204789) in relation to the Registration (excluding any documents incorporated by reference in it and any exhibits to it).

"SEC" means the U.S. Securities and Exchange Commission.

"Secondary Shares" means (a) the Ordinary Shares resulting from the conversion of the Conversion Secondary Shares into Ordinary Shares pursuant to the relevant Post-Pricing Deed of Amendment and (b) the Non-Conversion Secondary Shares.

"Securities Act" means the U.S. Securities Act of 1933, as amended.

"Selling Stockholder" means Koninklijke DSM N.V.

"the Netherlands" means the part of the Kingdom of the Netherlands located in Europe.

"Trade Register Extract" means a Trade Register extract relating to the Issuer provided by the Chamber of Commerce and dated 6 July 2016.

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